UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      March 1, 2006


Mr. D. Frank Harrison
Chief Executive Officer
Bronco Drilling Company, Inc.
14313 North May Avenue
Suite 100
Oklahoma City, OK 73134


      Re:	Bronco Drilling Company, Inc.
      	Form S-1
      	Filed January 31, 2006
      	File No. 333-131420

Dear Mr. Harrison:

      We have limited our review of your filing on Form S-1 to a review of Items 403 and 507 of Regulation SK and have the following comments.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Principal and Selling Stockholders, page 73

1.	Please provide all of the information required by Item 403(a)
of
Regulation SK in regard to any person who you know to be the beneficial owner of more than 5% of any class of your voting securities. We also note that a Schedule 13G has recently been filed by Wellington Management regarding ownership of your common stock.

2. 	In footnote 2 to this table, please identify the natural
persons
with power to vote or to dispose of the securities offered for resale by the entity listed as a selling shareholder. See Interpretation No. 4S of the Regulation S-K section of the Division of Corporation
Finance`s March 1999 Supplement to the Manual of Publicly
Available
Telephone Interpretations.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Donna Levy at (202) 551-3292 or, in her absence, the undersigned at (202) 551-3745 with any questions.

      Sincerely,


      H. Roger Schwall
      Assistant Director

cc:	Seth Molay, Esq.
      D. Levy
Mr. D. Frank Harrison
Bronco Drilling Company, Inc.
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